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SEC FILE NUMBER
8 - 65468

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2018   AND ENDING   12/31/2018

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FITZGIBBON TOIGO & CO., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   412 PARK STREET

                                 (No. and Street)

   UPPER MONTCLAIR   NJ   07043

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   KEN GEORGE   (603) 380-5435

                                                   (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   WEISBERG, MOLE', KRANTZ & GOLDFARB LLP

                   (Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I,_____BRIAN FITZGIBBON_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____FITZGIBBON TOIGO & CO., LLC_____, as of *12/31/2018*

20 18~~17~~ ~~December 31~~ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____NONE_____

_____

_____

_____ _____
Signature

_____ _____
CEO, President
Title

_____
Notary Public

> KATRINA ALNISA ADAMS
> Notary Public
> **State of New Jersey**
> **My Commission Expires Aug 20, 2019**

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Fitzgibbon Toigo & Co., LLC

Financial Statements

December 31, 2018

Fitzgibbon Toigo & Co., LLC
Table of Contents
December 31, 2018



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Managing Member of
Fitzgibbon Toigo & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fitzgibbon Toigo & Co., LLC (a limited liability company) as of December 31, 2018, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fitzgibbon Toigo & Co., LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fitzgibbon Toigo & Co., LLC's management. Our responsibility is to express an opinion on Fitzgibbon Toigo & Co., LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fitzgibbon Toigo & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Supplemental Information

The Computation of Net Capital on page 10 has been subjected to audit procedures performed in conjunction with the audit of Fitzgibbon Toigo & Co., LLC's financial statements. The supplemental information is the responsibility of Fitzgibbon Toigo & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wesley, Mole, Kurz & Holubek, LLP

We have served as the Fitzgibbon Toigo & Co., LLC's auditor since 2008.

Woodbury, New York
February 2, 2019

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash and cash equivalents	$	74,728
Accounts receivable		6,250
Computer equipment, net of accumulated depreciation of $16,280		2,519
Total assets	$	83,497

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	3,797
Total liabilities	$	3,797
Members' Equity	$	79,700
Total liabilities and members' equity	$	83,497

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

REVENUES

Marketing fee & sales fees	$	206,692
Advisory fees		37,391
Total revenues	$	244,083

EXPENSES

Marketing expense	$	120,224
Compensation, benefits & related expenses		66,040
Depreciation		2,231
Memberships		7,903
Professional fees		13,734
General, administrative & other		41,298
Total expenses	$	251,430
Net loss	$	(7,347)

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2018

Balance at January 1, 2018	$	88,447
Member withdrawals		(1,400)
Net loss		(7,347)
Balance at December 31, 2018	$	79,700

FITZGIBBON TOIGO & CO., LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(7,347)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		2,231
Cash flow from changes in assets and liabilities:		
Increase in accounts receivable		(6,250)
Decrease in prepaid expense		17,832
Decrease in accounts payable and accrued expenses		(3,159)
Decrease in unearned revenue		(24,000)
Total adjustments		(13,346)
Net cash used in operating activities	$	(20,693)

CASH FLOWS FROM INVESTING ACTIVITIES

Fixed asset purchases	$	-

CASH FLOWS FROM FINANCING ACTIVITIES

Member withdrawals	$	(1,400)

Net change in cash	$	(22,093)
Cash and cash equivalents at beginning of year		96,821
Cash and cash equivalents at end of year	$	74,728

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest paid	$	-
Income taxes paid	$	-

Fitzgibbon Toigo & Co., LLC
Notes to Financial Statement
December 31, 2018

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Fitzgibbon Toigo & Co., LLC ("the Company"), a wholly-owned subsidiary of Fitzgibbon Toigo & Associates, LLC, ("FTA") became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on January 10, 2003.

Revenue Recognition

The Company enters into agreements to provide marketing and sales services to Investment Advisers ("Adviser") whereby the Company agrees to find prospective investors for the Adviser. Typically, the Company receives a fixed retainer for their marketing and sales efforts or may be reimbursed for certain related expenses. These agreements are generally terminatable by either party with sufficient cause and notification. Revenue from these agreements are recognized ratable over the period in which the services are rendered.

In the event the Adviser contracts to provide investment management services to such prospects, the Company may earn a fee based on the management fees charged by the Adviser. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company and the Adviser. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 2, 2019, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Computer Equipment

Computer equipment is stated at cost and depreciated on the straight-line method over its estimated useful life of three years. There was no depreciation expense for the year ended December 31, 2018.

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if FTA directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes. Rather, taxable items of income and deductible expenses are reflected on the tax return of FTA, its only member, which is treated as a partnership for income tax purposes. Accordingly, the Company's results of operations are presented without a provision for income taxes.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $70,931 which was $65,931 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .05 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Fitzgibbon Toigo & Co., LLC
Notes to Financial Statement
December 31, 2018

NOTE 4 – CREDIT & OFF-BALANCE-SHEET RISK

Accounts receivable and substantially all the Company's revenue are due from a single client. The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). As the Company does not handle any customer funds, there is no need to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

FITZGIBBON TOIGO & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2018

NET CAPITAL
Total members' equity	$	79,700
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital	$	79,700

Additions: none

Deductions:
Non-allowable assets	$	8,769
Total deductions	$	8,769

Net capital before haircuts on securities positions	$	70,931
Haircuts on securities		-
Net capital	$	70,931

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition
Accrued expenses and other payables	$	3,797
Total aggregate indebtedness	$	3,797

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	237
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	65,931
Net capital less 120% of minimum required	$	64,931
Ratio: Aggregate indebtedness to net capital (percentage)		.05 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II A of Form X-17A-5 as of December 31, 2018)
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	70,931
Rounding		

Net capital per above	$	70,931



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

· Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 15c3-3, in which (1) Fitzibbon Toigo & Co., LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Fitzibbon Toigo & Co., LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) Partner Capital Group, LLC stated that Fitzgibbon Toigo & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Fitzibbon Toigo & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fitzibbon Toigo & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 2, 2019

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Fitzgibbon Toigo & Co., LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2018

Fitzgibbon Toigo & Co., LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Fitzgibbon Toigo & Co., LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Brian Fitzgibbon, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian Fitzgibbon, CEO/President